TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Tel: (604) 688-8042 Fax: (604) 689-8032

Feb 17, 2005

Securities & Exchange Commission
450 – 5th Street NW
Washington, DC
20549


05006081

Dear Sirs:

Please find enclosed filings re: 12 G Exemption # 82-3480


SEC MAIL PROCESSING
RECEIVED
FEB 23 2005
WASH. D.C. 185 SECTION

SUPPL

Yours very truly,
TRANS AMERICA INDUSTRIES LTD.

John K. Campbell
President

dlw 3/1

TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Telephone: (604) 688-8042 Fax: (604) 689-8032

TSX VENTURE: TSA

PRESS RELEASE

February 16, 2005

Trans America Industries Ltd. announces its intention to purchase common shares of Majestic Gold Corp. on a private placement basis to fund exploration work on the "Shandong Gold Project", Shandong Province, China, a joint-venture with Majestic.

The project encompasses an exclusive area of interest comprising some 900 square kilometres of geologically prospective terrain that has never been explored using modern exploration techniques.

Under a previously announced joint-venture agreement, Trans America can earn 50% of Majestic's right to acquire a 90% interest in three existing mining licenses totaling 27 square kilometres along with a 50% interest in any after acquired licenses within the area of interest. The area is located in the Jiaodong Peninsula, a region that accounts for almost 25% of China's annual gold production or approximately 50 tonnes.

To earn its interest, Trans America will provide funding of $750,000 by subscribing to a private placement of 800,000 units at $0.70 each subject to regulatory approval. Each unit will consist of one Majestic common share and a share purchase warrant that will entitle the holder to purchase another common share for one year at $0.90, with a forced conversion of the shares if Majestic trades over $1.50 for more than 20 consecutive days. Subscription funds, along with those from the conversion of the warrants, will be dedicated exclusively to the project.

Situated along the southeastern margin of the North China Craton in Shandong Province, the Jiaodong Peninsula is the most important gold province in China. In fact, deposits in this region form one of the largest provinces of granitoid-hosted lode gold deposits in the world.

Gold mineralization in Shandong Province is strongly controlled by fault zones and several large deposits are hosted by Mesozoic granitoids or Archean metamorphic rocks, while others are developed at lithologic contacts along fault zones.

Deposits are either disseminated/veinlet type or exclusively vein type and in most cases the former's gold reserves are large, ranging up to 100 tonnes (+ 3 million ounces) or more with grades typically averaging 4-5 grams (0.12 - 0.15 ounce) per tonne.

Orebodies in the region are generally parallel to regional fault zones and are usually located 0-50 metres below the main fault planes. Tabular in shape - with a length of more than 1000m in many cases - the orebodies typically lack sharp boundaries with the host rock and are only distinguished by assay cut-off grades.

Trans America's President John Campbell noted that "exploration potential exists for both types of deposits on the joint venture's holdings and defining drill targets should be straight forward."

"We are particularly intrigued about the possibility of finding large gold deposits along these fault structures that may have been overlooked given the lack of visual controls available to mineral explorers and independent miners."

"We are fortunate to have a joint venture partner with experience in China and have already developed a good rapport with our Chinese partners whom we met late last year. All of us are committed to exploiting the potential on our holdings in what can only be described as a world class gold belt," he added.

TRANS AMERICA INDUSTRIES LD.,

Per: "John K. Campbell"
John K. Campbell
President

The TSX Venture Exchange has not reviewed or does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

For further information please refer to web sites: Trans America www.Sedar.com and www.trans-america.ca

MAJESTIC GOLD CORP. (MJS)
and
TRANS AMERICA INDUSTRIES LTD. (TSA)

JOINT NEWS RELEASE

January 19, 2005

Majestic Gold Corp. ("MJS") and Trans America Industries Ltd. ("TSA") have entered into an agreement to work jointly to identify, explore and develop targets in an area totaling approximately 900 square kilometers (the "Area of Interest") on the Jiaodong Peninsula in Shandong Province in the People's Republic of China (the "Shandong Project").

The deposits of the Jiaodong Peninsula form one of the largest provinces of granitoid-hosted lode-gold deposits in the world and accounts for approximately 25%, (approximately 50 tonnes) of China's annual gold production. Gold mineralization is mainly associated with NE-SW and NNE-SSW trending regional faults and related secondary fractures in the granitoid intrusions or at the contacts between different lithologies.

The Shandong Project includes three of the thirteen exploration licenses that MJS presently have under option from the Shandong Yantai Muping Gold Mine ("Muping"). The Dazai, Shugezhuang, and Chenjiguo licenses ("Muping Licenses") lie within the Shandong Project and have been included by Majestic to the joint venture. All remaining licenses held under Majestic's agreement with Muping are excluded.

TSA can earn 50% of MJS' interest in the Muping Licenses along with an equal share with Majestic in all other properties that are acquired in the Area of Interest by providing initial funding of $750,000.

"We are excited by the prospect of working with Trans America to identify additional targets in this highly prospective region. The Jiaodong Peninsula presents an excellent opportunity for the discovery of significant gold deposits using Western exploration techniques" says Warren Robb head of exploration for Majestic. "Trans America's board and management bring over 200 years combined of experience in the mining industry. This wealth of knowledge in mining and exploration techniques will prove invaluable in helping to explore in China."

"Majestic has developed excellent relationships with local partners and governments in this region and this alliance will provide an excellent opportunity for both companies" says John Campbell, president of Trans America.

Majestic would like to announce that it has negotiated a non-brokered private placement financing of up to 4,500,000 units at a price of $0.70 per unit, subject to regulatory approval. Each unit will consist of one common share and one common share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for one year at $0.90 per share, with forced conversion if the shares of Majestic trade over $1.50 for more than twenty consecutive days. There will be a finder's fee payable on this placement.

Majestic will use the funds from the private placement for continued exploration on its properties in China, and for general working capital.

On Behalf of the Board of Directors
of Trans America Industries Ltd.

Signed "John Campbell"

John Campbell
President

Contact:
Investor Relations: (604) 688-8042
Email: tsa@marketcatalyst.com or visit our Website: www.trans-america.ca

On Behalf of the Board of Directors
of Majestic Gold Corp.

Signed "Rod Husband"

Rod Husband, P.Geo.
President

Contact:
Investor Relations: (604) 681-4653
Email: info@majesticgold.net or visit our Website: www.majesticgold.net

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Telephone: (604) 688-8042 Fax: (604) 689-8032

TSX VENTURE: TSA

PRESS RELEASE

December 15, 2004

Trans America recently received a technical report on its 100%-owned Lynn Lake gold property from its principal consultant, P.J. Chornoby, P. Geo., which was prepared within the precepts of National Policy Instrument 43-101. The report is being posted to Sedar concurrently with this press release.

The property is situated 13 kilometers northwest of Lynn Lake, Manitoba and consists of 31 contiguous mining claims, representing a total area of 5,210 hectares. The claims follow the northern limb of the Lynn Lake greenstone belt and cover the Agassiz Metallotect (iron formation) for some 16 kilometers. The Company has recorded $676,986 of work on the claims which is enough to hold the ground for an eleven year period.

Considerable work was completed on the property during the summer and fall of 2003 and a follow-up diamond drilling program was initiated in the winter of 2004.

During the course of the 2003 summer and fall exploration program, the Company conducted an extensive review of all available Manitoba government information databases concerning the Lynn Lake Property and adjoining areas. It also carried out a high-resolution airborne geophysical survey and investigated diamond drill core from previous drilling on the property that was collected and retained in a Manitoba governmental core library.

Old trenches were reopened and several areas were stripped where the overburden was sufficiently sparse for rock identification and sampling. An induced-polarization survey conducted by SherrGold Inc. in the late 1980's was reviewed to facilitate target selection. Finally, it carried out an extensive geological survey of the property.

The winter program, which consisted of 19 diamond drill holes that tested 16 separate geophysical targets within the property boundaries, returned anomalous values in gold.

Follow-up programs have been recommended by Mr. Chornoby. These programs include magnetometer and electromagnetic surveys, along with geological reconnaissance and

prospecting at an estimated cost of $282,000. In addition, a diamond drilling program has also been recommended consisting of 20 diamond drill holes totaling 4,500 metres at a cost of $675,000.

The Geological Survey of Canada (GSC) has requested and has been given access to Trans America's geophysical and geological database. The GSC wishes to use the database in a possible re-interpretation of the area's geological potential. Those interpretations would be confidential for at least one year and conveyed only to Trans America during that period.

Trans America intends to postpone commencement of the recommended follow-up programs on the property until the GSC work has been completed.

Just recently, Trans America announced that it had formed a taskforce (see news release dated December 7, 2004) to investigate possible acquisitions of merit. The taskforce has identified areas of interest but its work is still in a very preliminary stage.

On its September 30, 2004 quarterly statements Trans America showed working capital of $2,033,079 and marketable securities with a value of $1,766,227.

TRANS AMERICA INDUSTRIES LD.,

Per: "John K. Campbell"
John K. Campbell
President

For further information please refer to web sites: Trans America www.Sedar.com and www.trans-america.ca

LYNN LAKE GOLD PROJECT

Northern Manitoba

for

TRANS AMERICA INDUSTRIES LIMITED

Suite 300, 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604)688-8042
Fax: (604)689-8032

P. J. Chornoby, P. Geo.
Mineral Resource Geologist

94 Edna Crescent (PO Box 235)
Dugald, Manitoba, R0E 0K0
(204)853-7351

November 15, 2004

Table of Contents

Table of Contents

Table of Contents

NOTES

1.For data converted to metric units the following conversion factors were used:

1 troy ounce	=31.1035 gram
1 gram	=0.03215 troy ounce
1 troy ounce/short ton	=34.28 g/t
1 ha	=2.471 acre
1 acre	=0.405 ha
1 km	=0.621 miles
1 mile	=1.609 km
1 metre	=3.28 feet
1 foot	=0.3048 metre

2. Abbreviations:

DDH	diamond drill hole
Ni	nickel
Cu	copper
Co	cobalt
Cr	chromium
Zn	zinc
Pb	lead
Au	gold
Ag	silver
As	arsenic
Fe	iron
W	tungsten
Mo	molybdenum
g/t	grams per metric tonne
ha	hectare
km	kilometres
m	metre
Mg (Mg0)	magnesium (magnesium oxide)
SiO_2	silica dioxide
Na_2O	sodium oxide
K_2O	potassium oxide
Hz	cycles per second
CAF	canceled assessment file
ppm	parts per million
ppb	parts per billion
py	pyrite
po	pyrrhotite
t	metric tonnes
VLF-EM	very low frequency electromagnetic
IP	induced polarization

3.0 SUMMARY

The Lynn Lake Gold property ("the Property") is located 19 kilometres northeast of the town of Lynn Lake, Manitoba. The property comprises 31 mineral claims and mineral claim fractions that are contiguous and have a combined surface area of 5,210 hectares. The mineral dispositions are held and 100% owned by Trans America Industries Limited ("TSA").

The Property is predominantly underlain by the north belt of the Paleoproterozoic aged Lynn Lake greenstone belt including the Agassiz Metallotect that hosts the gold deposits of the former producing MacLellan and Farley Lake mines. The Agassiz Metallotect is a tectono-stratigraphic succession consisting of ultramafic flows (picrite), banded oxide-sulphide-silicate-facies iron-formation, and associated clastic sedimentary rocks. The unique chemical and rheological characteristics of the rocks comprising the Agassiz Metallotect are considered important favourable factors in the deposition of gold.

The Property has a lengthy intermittent and unsuccessful, history of base metal exploration beginning in 1947 and continuing until the early 1980's. The data generated by the base metal exploration programs is useful in accessing the potential of the Property for gold. Preliminary gold exploration was conducted on portions of the Property in the 1980's. The gold exploration confirmed that the geology was favourable for gold deposition and indicated some sites of sub-economic mineralization but was severely hampered by extensive transported overburden cover and a lack of knowledge of the structural/tectonic history of the Lynn Lake greenstone belt and it's role in gold deposition. The gold exploration period of the 1980's outlined a large number of geophysical anomalies located on the eastern part of the Property that are prospective for gold and are not drilled.

TSA acquired the Property by staking late in the winter of 2003. Work performed by TSA in 2003-2004 at the east and west ends of the Property confirmed the presence of favourable geology and identified low levels of gold enrichment. Large portions of the property remain under explored for gold.

A three phase exploration program extending over a period of 18 months is recommended to continue gold exploration on the Property. Phase 1 is winter work consisting of line cutting and ground geophysical surveys to locate and better define airborne geophysical features. Phase 2 is summer work predominantly geological reconnaissance, prospecting and geophysical surveys to ground truth anomalies detected in Phase 1 and better resolve geological complexities in areas of known gold mineralization. Phase 3 is winter work comprising diamond drilling of selected targets. Total cost of the proposed work is $957,500.00.

4.0 INTRODUCTION AND TERMS OF REFERENCE

Early in 2003 TSA staked the Property to explore for gold.

Subsequent to staking, an independent compilation and review of the geology, exploration history and the potential for discovery of gold mineralization on the Property was undertaken at the request of TSA, by P. J. Chornoby, P. Geo. The ensuing report titled Geological Appraisal & Exploration Compilation, Lynn Lake Gold Project, Northern Manitoba, dated June 15, 2003 ("the 2003 Report") is published on the SEDAR website at http://www.sedar.com/homepage_en.htm. The report, compliant with National Instrument 43-101, was required for material disclosure.

During the period from June, 2003 to June 2004, TSA conducted airborne geophysical surveying, mapping and sampling of trenches, ground geophysical surveys and diamond drilling on the Property. In September of 2004, TSA engaged P. J. Chornoby, P. Geo., ("the author"), to prepare a report on all of the work performed in 2003 and 2004 on the Property compliant with National Instrument 43-101 for the purpose of filing an annual information form.

Information on work performed prior to 2003 on the Property was obtained from three sources; (i) the canceled assessment files at the Manitoba Industry, Trade and Mines assessment file library in Winnipeg, Manitoba, also available at their website www.gov.mb.ca/em (ii) the scientific publications of geologists employed by Manitoba Industry, Trade and Mines and, (iii) Black Hawk Mining Inc., who graciously made available drill logs with assays from Sherritt Gordon Mines Ltd's, 1969 drill program on the Minton Group.

The author has relied on technical data and reports provided by contractors and his personal observations on work performed during 2003 and 2004 in the preparation of this report. The current claim status and ownership was verified by using the claims inquiry section at the Manitoba Ministry of Industry, Trade and Mines web site.

In his capacity as exploration project manager of the Property, the author was on site for extended periods managing, supervising and/or conducting all of the work performed on the Property from June 2003 to June 2004 reported herein.

Recommendations for future exploration work and a budget are presented.

5.0 DISCLAIMER

In this report of TSA's Lynn Lake Gold project in Northern Manitoba information was obtained from three sources; (i) the canceled assessment files at the Manitoba Industry, Trade and Mines assessment file library in Winnipeg, Manitoba, also available at their website www.gov.mb.ca/em (ii) the scientific publications of geologists employed by Manitoba Industry, Trade and Mines and, (iii) Black Hawk Mining Inc., who graciously made available drill logs with assays from Sherritt Gordon Mines Ltd's, 1969 drill program on the Minton Group.

This report compiles information up to December 1, 2004.

The author of this report the author has relied on the exploration data from the CAF's, the companies contractors, personal observations and published scientific reports.

The economic significance of TSA's Lynn Lake Gold project is not implied, established or verified by the author of this report.

Descriptions and interpretations of the geology and mineral deposits of the Lynn Lake greenstone belt are taken largely from published scientific papers and are not the work of the author of this report.

All figures incorporated in this report were compiled and drafted by the author from information in the CAF's, the TSA's contractors, personal observations and published scientific reports.

6.0 PROPERTY DESCRIPTION AND LOCATION

6.1 Location

The Property is located on NTS map sheet 64C/15, centred approximately 19 kilometres northeast of the town of Lynn Lake, Manitoba. Lynn Lake is located approximately 1,000 kilometres north of Winnipeg, Manitoba, Figure 1.


Trans America Industries Ltd.
Lynn Lake Gold Project
Property Location Map
Northwest Territories
Churchill
Hudson Bay
Lynn Lake Gold Project
Lynn Lake
Manitoba
Thompson
Saskatchewan
Flin Flon
Snow Lake
The Pas
Ontario
Brandon
Winnipeg
USA
0 100 200 300 400 500
Kilometres
Figure 1

6.2 Mineral Dispositions

Trans America Industries Ltd. (TSA), is the holder of 31 contiguous mining claims and fractions ("the Property") with a total surface area of 5,210 hectares, Table 1, (Figure 2 in Appendix 1).

Mineral Dispositions

Claim Name	Claim Number	Size Hectares	Staking Date DD/MM/YY	Recording Date DD/MM/YY	Expiry Date DD/MM/YY
Arb 1	MB2461	40	22/01/03	07/02/03	08/04/05
Arb 2	MB2462	245	23/01/03	07/02/03	08/04/05
Arb 3	MB2463	80	23/01/03	07/02/03	08/04/05
Arb 4	MB3556	256	24/01/03	07/02/03	08/04/05
Arb 5	MB3557	128	24/01/03	07/02/03	08/04/05
Arb 6	MB2349	64	26/01/03	07/02/03	08/04/05
Arb 7	MB2350	120	25/01/03	07/02/03	08/04/05
Arb 8	MB3695	256	27/01/03	07/02/03	08/04/05
Arb 9	P8886D	64	27/01/03	07/02/03	08/04/05
Arb 10	P8885D	256	26/01/03	07/02/03	08/04/05
Arb 11	P8884D	64	26/01/03	07/02/03	08/04/05
Arb 12	P8883D	256	25/01/03	07/02/03	08/04/05
Arb 13	P8882D	256	25/01/03	07/02/03	08/04/05
Arb 14	P8881D	256	24/01/03	07/02/03	08/04/05
Arb 15	P8880D	256	24/01/03	07/02/03	08/04/05
Arb 16	P8879D	256	21/01/03	07/02/03	08/04/05
Arb 17	P8878D	256	23/01/03	07/02/03	08/04/05
Arb 18	P8877D	256	20/01/03	07/02/03	08/04/05
Arb 19	P8876D	227	19/01/03	07/02/03	08/04/05
Arb 20	P8875D	64	19/01/03	07/02/03	08/04/05
Arb 21	P8874D	192	21/01/03	07/02/03	08/04/05
Arb 22	P8873D	256	22/01/03	07/02/03	08/04/05
Arb 23	P8872D	192	21/01/03	07/02/03	08/04/05
Arb 24	P8871D	176	22/01/03	07/02/03	08/04/05
Arb 25	P8870D	128	23/01/03	07/02/03	08/04/05
Arb 26	P8869D	192	24/01/03	07/02/03	08/04/05
Arb 4477	MB4477	142	27/04/03	01/05/03	30/06/05
Arb 28	P0464F	190	06/02/04	27/02/04	28/04/06
Arb 29 Fr	P0465F	6	29/02/04	17/03/04	16/05/06
Arb 30 Fr	P0466F	16	10/03/04	17/03/04	16/05/06
Arb 31	P0467F	64	03/04/04	29/04/04	28/06/06

Table 1

Trans America Industries Ltd
Lynn Lake Gold Project
Claim Location Map


Arb 1
Arb 2
Arb 3
Arb 4
Arb 5
Arb 6
Arb 7
Arb 8
Arb 9
Arb 10
Arb 11
Arb 12
Arb 13
Arb 14
Arb 15
Arb 16
Arb 17
Arb 18
Arb 19
Arb 20
Arb 21
Arb 22
Arb 23
Arb 24
Arb 25
Arb 26
Arb 28
Arb 31
Arb 4477
PR 391
2,000 1,000 0 2,000 Meters
1:75,000

Figure 2
November 2004

6.3 Ownership

TSA has a 100% ownership interest in the Property. There are no royalties, overrides, back-in-rights, payments or other agreements registered against the property at Manitoba Conservation, Lands Branch. Manitoba Conservation, Lands Branch, reports an encumbrance on part of the claims in the form of Wild Rice Licence No. 3423 in Arbour Lake issued to Bill Hrechka of Lynn Lake.

6.4 Tenure Rights

The holder of a mining claim in Manitoba is granted the exclusive right to enter onto and explore for and develop the Crown minerals on, in or under that mineral claim (M-162, Manitoba Mines and Minerals Act). The mining claims are in good standing for two years following their recording date and expire 60 days after that date.

At the end of the initial two year period and for the next 9 years the cost to retain a mining claim is $12.50/hectare/year in the form of filed assessment work or payment in lieu of work and after 11 years the cost to retain a mining claim is $25.00/hectare/year in the form of filed assessment work or payment in lieu of work.

6.5 Resources, Reserves, Development, Infrastructure

There are no known mineral resources or mineral reserves on the Property. There has been no previous mining production or other development on the Property therefore it is devoid of all such infrastructure and improvements.

6.6 Legal Survey

The mining claims have not been legally surveyed.

6.7 Environmental Liabilities

There are no environmental liabilities associated with the property.

6.8 Permits

A provincial work permit is required to conduct exploration work on the property. A work permit obligates the recipient to comply with all pertinent provincial and federal regulations and special conditions that may apply. Work permits are obtained without charge from the Manitoba Conservation office in Lynn Lake, Manitoba.

7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, AND PHYSIOGRAPHY

7.1 Accessibility

The Property is accessed by a number of winter diamond drill roads extending north of paved Provincial Road 391 which passes within 1.6 kilometres of the south most boundary. Travel on the Property is by ATV, skidoo, boat or four wheel drive pickup truck depending on location and season.

7.2 Climate

The mean annual precipitation ranges from 400 millimetres to 600 millimetres. In January the mean daily temperature is between -25^0 C and -27.5^0 C. In July the mean daily temperature is between $+15^0$ C and $+20^0$ C. Exploration, underground mining and open pit mining have been conducted at Lynn Lake since the 1940's on a year round basis. Exploration in swampy areas and over lakes is generally restricted to winter months. Freeze-up is usually in late September and break-up is usually in mid April.

7.3 Local Resources

The centre of the Property is approximately 13 kilometres northeast of Lynn Lake. Lynn Lake is a former mining community of approximately 800 people with retail and service suppliers, a modern hospital, an RCMP detachment and other facilities.

Lynn Lake is serviced by Provincial Road 391 from Thompson, Manitoba (312 kilometres distant)and

a 1.5 kilometre paved airstrip that receives scheduled commercial air carriers. A seaplane base is located at Eldon Lake, 3.2 kilometres southeast of the town.

7.4 Physiography

Typical for the region, the Property has less then 10% overall bedrock exposure and is largely covered by overburden and small lakes that are connected by low volume slow flowing creeks. Arbour Lake in the central part of the Property is the largest body of water. The Hughes River crosses the east portion of the Property. Elevation ranges from 320 metres above sea level to 381 metres above sea level.

Vegetation is affected by a short growing season comprising stunted and sparse coniferous forest (black spruce and jack pine) with small pockets of broad leaf (poplar, birch and alder) and mixed forest. In well drained areas the forest floor is lichen covered and in moderately drained areas the forest floor consists largely of labrador tea and moss. A recent forest fire over portions of the central and eastern parts of the Property has cleaned off and slightly increased the amount of outcrop exposure.

Patches of peat often underlie poorly drained areas and in turn are underlain by an extensive blanket of transported glacial till that covers most of the region. The occurrence of lodgement till is irregular. Eskers and drumlins are common but widely spaced. Occasional small pockets of glacial and/or Lake Agassiz clays are observed. Sporadic and discontinuous permafrost occurs in 10-50% of the overburden and is most commonly observed in peat.

8.0 HISTORY

The earliest recorded work on the Property dates back to 1947. From 1947 to about 1980, portions of the property were explored intermittently by different companies primarily for base metals. During the 1980's limited exploration for gold was conducted on portions of the Property. From 1989 to 2003 there was virtually no exploration in the area. Details of the previous work are reported in the 2003 Report. A summary of the work performed with emphasis on diamond drilling results is presented below. Locations of all drill holes are plotted on Figure 3.

8.1 W. H. M. Group - Granville Lake Nickel Mines Ltd.

Granville Lake Nickel Mines Ltd., ("GLNM") explored for Ni-Cu on the 27 claims collectively referred to as the W. H. M. Group. Line cutting, a magnetic survey, diamond drilling and limited geological observation/interpretation were conducted in 1946 and 1947 followed by an electromagnetic survey in 1957, CAF 91355 .

8.1.1 Diamond Drilling & Assays

In the spring and summer of 1947 GLNM drilled 2,166.97 metres of core in 18 holes. Drill hole N-11 did not reach bedrock indicating local overburden depths of 38.1 metres or more.

The drill holes were targeted at magnetic highs. Priority was assigned to an area of magnetic high in the west portion of the W. G. M. Group where holes N-1 to N-15 were drilled. Drill holes N-16 to N-18 were targeted at magnetic highs on the eastern part of the property for assessment purposes.

A total of 20 samples were selected for assay of which 16 were assayed for gold. Gold assays were low, ranging from nil to 0.34 g/t. Notable Ni and Cu assays are summarized in Table 2.

Nickel - Copper Assays

Hole Number	From (m)	To (m)	Core Length (m)	Ni (%)	Cu (%)
N-1	45.72	147.24	1.52	Nil	0.39
N-12	115.09	115.51	0.42	0.68	0.38
	116.95	117.59	0.64	1.50	0.32
	123.93	125.15	1.22	0.12	0.35
N-13	85.55	86.62	1.07	NA*	0.54

* - no assay reported

Table 2

8.2 EDO Claims North Group - Evelynn Nickel Mines Ltd.

Evelynn Nickel Mines Ltd., ("ENM") explored for Ni-Cu on the 26 EDO claims collectively referred to as the North Group. Line cutting, electromagnetic and magnetic surveys and diamond drilling were conducted in 1957, CAF's 91353 and 91443.

8.2.1 Diamond Drilling & Assays

Eight holes (ENM-17 to ENM-24 inclusive) totaling 557.78 metres were diamond drilled. Drill hole ENM-23 encountered boulders and did not reach bedrock. The holes were intended to examine conductive zones "S", "T", "W", "V" and "U". Five samples totaling 5.18 metres of core length were selected for Ni, Co, Au and Ag assay but assays are reported for only three of the samples. Assays for nickel and cobalt were negligible. Drill hole ENM-17 intersected 3.42 g/t Au over 0.60 metres and drill hole ENM-18 encountered 0.68 g/t Au over 0.91 metres.

8.3 EDO Claims - Red Bark Mines Ltd.

In 1957 Red Bark Mines Ltd., exploring for Ni-Cu-Co and/or Cu-Zn-Au conducted line cutting, electromagnetic and magnetic surveys on the EDO 7 to EDO 16 claims, CAF 91375. The northern extremity of the EDO claims were located on the south half of TSA's ARB 4 claim.

8.3.1 Diamond Drilling & Assays

There is no record indicating that Red Bark Mines Ltd., did any drilling or assaying.

8.4 Minton Group - Sherritt Gordon Mines Ltd.

The information reported herein was obtained from CAF 91059 and Black Hawk Mining Inc., the latter provided copies of the Minton Group drill logs complete with assay data.

In the late 1960's Sherritt Gordon Mines Ltd., ("SGM") explored for Cu-Zn on a group of claims collectively known as the Minton Group. Line cutting and electromagnetic surveys were conducted followed by diamond drilling from December, 1968 to April, 1969.

8.4.1 Diamond Drilling & Assays

SGM completed 1,441.49 metres of diamond drilling, including 191.38 metres of casing, in 17 holes on the Property. The drill holes were targeted at the electromagnetic conductors. Assays are partially reported for Ni, Cu, Zn, Fe, Pb, Mo and Co for 224.30 metres of the core and 151 Au and Ag assays are reported for 219.18 metres of the same core. Additional sampling is indicated on the drill logs by the presence of sample numbers for which no assays are reported. Reported assay results are summarized in Table 3.

SGM Diamond Drilling - Assay Summary

Element	Number of samples	Core Length Sampled	Assay Values
Cu	148	219.91 metres	Up to 0.28% Cu
Zn	148	219.91 metres	Up to 0.87% Zn
Pb	9	12.00 metres	Up to 0.01% Pb
Ni	143	213.26 metres	Up to 0.06% Ni
Co	6	8.16 metres	Up to 0.04% Co
Mo	6	8.16 metres	Nil
Au	151	219.18 metres	Tr to Nil, 2 samples assayed 0.68 g/t Au
Ag	151	219.18 metres	Up to 13.72 g/t
Fe	148	219.91 metres	Up to 32.8% Fe

Table 3

8.5 Minton Lake Claims

The Minton Lake Claims (CB 8058, CB 8067, CB 8068 and CB 8069) were staked in 1977 by Saskatchewan Mining and Development Corporation ("SMDC") to explore for Cu-Zn, emphasis shifted to Au in the early 1980's. In 1980 the property was extended to the east with the addition of the Mike 1, Mike 2 and Mike 3 claims. In 1984 the property was further expanded with the inclusion of the Rainbow 49 to Rainbow 52 and Rainbow 57 claims.

In 1983, the Minton Lake Claims were optioned by SMDC to Manitoba Mineral Resources Limited, ("MMR"), the latter became operator. In 1984, SMDC and MMR granted Sherritt Gordon Mines Limited, ("SGM") an option to earn an interest in the Minton Lake Claims with MMR remaining the project operator.

The exploration work history of the property is extensive, multi-disciplined and somewhat disjointed reflecting changes in focus, property boundaries, ownership, exploration philosophy and strategy, see Table 4.

Minton Lake Claims - Work History

Company	Work Type	Year	Property Coverage	CAF
SMDC	Line Cutting Magnetometer Survey Electromagnetic Survey Geological Mapping Diamond Drilling	1978	Partial Partial Partial Partial	94256 94256 94256 94255 94483
SMDC	Basal Till Geochemistry	1979	Partial	94258
SMDC	Induced Polarization Survey	1980	Partial	94260
SMDC	Diamond Drilling	1981		94259
SMDC	Electromagnetic Survey	1982	Partial	94245
MMR	Induced Polarization Survey Lake Sediment Geochemical Lithogeochemical Diamond Drilling	1984	Partial Partial - Orientation Partial - Orientation	94263 94263 94262 94262
MMR	Diamond Drilling	1985		94232
MMR	Induced Polarization Survey Diamond Drilling	1986	Partial	94355 94355

Table 4

8.5.1 SMDC Diamond Drilling & Assays

In 1978 one hole (G11-1) was drilled to a depth of 153.1 metres near the east boundary of TSA's Arb 4 claim. The hole encountered mafic, and intermediate volcanic rocks and siltstone. Two narrow intervals containing up to 80% pyrrhotite with subordinate pyrite were intersected. Three samples totaling 2.2 metres core length that were assayed for Cu, Zn, Au and Ag returned elevated but very low values ranging up to 949 ppm Cu, 2,372 ppm Zn, 0.04 ppm Au and 6.4 ppm Ag. In 1981 two holes (LN1-2 & LN1-3) totaling 284.7 metres were drilled on grid 12. Drill hole LN1-2 intersected basaltic rocks interlayered with andesites and minor iron formation, volcaniclastic sediments and porphyritic dacite. Drill hole LN1-3 intersected massive amphibolitized basaltic flows, one narrow volcaniclastic layer, quartz-carbonate alteration and two shear zones. Forty-three samples totaling 26.2 metres core length from drill hole LN1-2 returned maximum assays of 0.17% Cu, 0.43% Zn, 0.04% Pb, 13.9 ppm Ag and 0.14 ppm Au. Seventeen samples totaling 9.4 metres core length from drill hole LN1-3 returned maximum assays of 0.05% Cu, 0.005% Zn, 0.04% Pb, 1.9 ppm Ag and 0.05 ppm Au.

8.5.2 MMR Diamond Drilling & Assays

MMR performed diamond drilling on the Minton Lake Claims in 1984, 1985 and 1986.

In 1984, 13 holes, 203-1 to 203-11 inclusive (holes 203-2A and 203-3 did not reach bedrock), totaling 1,642.15 metres were drilled to test geophysical anomalies. The core was extensively

sampled and assayed for Au, Ag and As. Drill holes with gold values greater than 100 ppb are listed in Table 5

MMR 1984 Diamond Drilling - Holes with > 100 ppb Au

Drill Hole	Gold Assays
203-2	up to 120 ppb - 1.25 m core length
203-4*	up to 195 ppb - 1.5 m core length
203-5	up to 400 ppb - 1.0 m core length
203-8	up to 265 ppb - 1.7 m core length
203-9	up to 435 ppb - 1.5 m core length
203-10	up to 145 ppb - 1.5 m core length
203-11	up to 460 ppb - 1.5 m core length

* - Denotes drill hole with multiple intervals > 100 ppb Au

Table 5

In 1985, 7 holes, 203-12 to 203-18 inclusive, totaling 834.84 metres were drilled to test geophysical anomalies. The core was extensively sampled and assayed for Cu, Pb, Zn, Ni, Au, Ag and As. Drill holes with gold values greater than 100 ppb are indicated in Table 6.

MMR 1985 Diamond Drilling - Holes with > 100 ppb Au

Drill Hole	Gold Assays
203-12	up to 320 ppb - 1.52 metres core length
203-13	up to 260 ppb - 1.06 metres cor length
203-15	up to 195 ppb - 1.52 metres core length
203-16*	up to 950 ppb - 1.52 metres core length
203-17*	up to 160 ppb - 3.35 metres core length

* - Denotes drill hole with multiple intervals > 100 ppb Au

Table 6

In 1985, 6 holes, 203-19 to 203-24 inclusive, totaling 709.57 metres were drilled to test geophysical anomalies. The core was extensively sampled and assayed for Cu, Pb, Zn, Ni, Au, Ag and As. Drill holes with gold values greater than 100 ppb are indicated in Table 7.

MMR 1986 Diamond Drilling - Holes with > 100 ppb Au

Drill Hole	Gold Assays
203-19*	up to 115 ppb - 1.52 metres core length
203-21*	up to 0.88 g/t over 0.83 metres core length

* - Denotes drill hole with multiple intervals > 100 ppb Au

Table 7

8.6 Arbour Lake

Reports by Rock Ore Exploration and Development Limited ("Rock Ore") on their claims along the north side of Arbour Lake describe prospecting, line cutting, horizontal loop electro-magnetic surveys and drilling of two shallow holes with a pack sack drill in 1970 and 1971, CAF 92967. In 1972, Gigantes Exploration Company ("Gigantes"), a wholly owned subsidiary of Cyprus Mining Corporation, entered into a joint venture with Rock Ore on the Arbour Lake claims. Gigantes became the project operator conducting geological mapping, ground magnetometer and very low frequency electro-magnetic surveys and diamond drilling, CAF 93082. In 1974 Gigantes concluded their participation in the joint venture and the Exploration Operations Branch of the Province of Manitoba (the precursor to MMR) became involved in the project as operator. During MMR's tenure the property was expanded to include the south-east shore of Arbour Lake. Geophysical surveys, limited humus and lithogeochemical surveys and additional diamond drilling are reported, CAF's 92970, 93082, 93092, and 94447.

8.6.1 Rock Ore Diamond Drilling

Two holes (RO-1 and RO-2) totaling 66.90 metres were drilled. Seven samples with a combined core length of 7.43 metres were variously assayed for Cu, Ni, Zn, Au and Ag. Highest assays obtained were 0.92% Cu, 0.12% Ni, 0.36% Zn, 1.37 g/t Au and 7.54 g/t Ag.

8.6.2 Gigantes Diamond Drilling & Assays

Gigantes conducted drill programs in 1972, 1973 and 1974. In 1972, 5 holes (1-72 to 4-72 inclusive, includes 2A-72) totaling 638.55 metres were drilled. In 1973, 9 holes (5-73 to 13-73 inclusive) totaling 1,511.19 metres were drilled. In 1974, 2 holes (14-74 and 15-74) totaling 687.01 metres were drilled.

Numerous samples submitted for assay indicate enrichment in Cu, Au, Ag and W within the quartz diorite. Selected assay highlights are presented in Table 8.

Gigantes Selected Assay Highlights - Quartz Diorite

Drill Hole	From (m)	To (m)	Length (m)	Cu (%)	Au (g/t)	Ag (g/t)
406-3-72	50.29	54.25	3.96	0.66	1.06	12.68
406-4-72	118.87	122.22	3.35	0.94	1.26	19.19
	122.22	123.44	1.22	Not Sampled		
	123.44	128.01	4.57	0.33	4.45	3.42
406-5-72	249.93	298.70	48.77	0.35	0.51	9.59

Table 8

8.6.3 MMR Diamond Drilling & Assays

In 1976, 8 diamond drill holes (75-1 to 75-8) totaling 2,236.92 metres were completed. Mineralized sections were assayed for Cu, Zn, Ni, Au and Ag.

In 1984, 3 holes (21-1 to 21-3) totaling 420 metres were diamond drilled. The core was extensively assayed for Au, Ag and As.

In 1985 hole 197-1 was drilled on the southeast bay of Arbour Lake to a depth of 103.0 metres to test an electromagnetic conductor. Mineralized zones were assayed for Au, Ag and As. Gold values up to 330 ppb over 1.4 metres (core length) were detected.

8.6.4 Other

Surface grab samples were collected by Manitoba Government geologists in 1988 from old trenches on the ARB 19 claim assayed up to 7.2 g/t Au, (Ferreira and Baldwin, Mineral Deposit Series Report No. 8, 1997). The gold bearing grab samples were obtained from sulphide rich zones ranging in thickness from 0.3 metres to 2.0 metres that cross cut layering in intermediate composition volcanic and sedimentary rocks.

8.7 Arbour Lake East - SherrGold Inc.

In 1987 SherrGold Inc., ("SG") conducted line cutting, magnetometer and very low frequency electromagnetic surveys on the east shore of Arbour Lake, CAF 93621. Thirteen conductors were identified that are located on the ARB 19 and ARB 4477 claims.

8.7.1 SG Diamond Drilling and Assays

SG did not drill any of the conductors and there is no record of any other drilling on the conductors.

8.8 Bob Lake Northwest - SherrGold Inc.

In 1987 SherrGold Inc., ("SG") conducted line cutting, magnetometer very low frequency electromagnetic and induced polarization surveys north and west of Bob Lake, CAF 93624.

8.8.1 SG Diamond Drilling and Assays

SG did not drill any of the anomlies detected in the 1987 geophysical surveys but does report that one hole (OWL -3), may have been drilled in 1965 by SGM to test a geophysical anomaly. The location of the hole is speculative. Twenty-one assays from the OWL-3 hole returned gold assays ranging from 0.34 g/t Au to nil Au.

8.8.2 Other

A surface grab sample collected by Towagmac Exploration Company Limited in 1947 near the suspected location of drill hole OWL-3 assayed 4.4 g/t Au, CAF 91030.

8.9 Bob Lake South - Saskatchewan Mining and Development Corp.

SMDC conducted line cutting, geological mapping, magnetic and electromagnetic surveys and diamond drilling south of Bob Lake in 1978, CAF's 94255, 94256 and 94483.

8.9.1 SMDC Diamond Drilling and Assays

One hole (G13-1) was drilled to a depth of 182.9 metres. Five samples totaling 5.5 metres were assayed for Cu, Zn, Au and Ag. Gold assays ranged from nil to 0.04 ppm.


Trans America Industries Ltd
Lynn Lake Project
Diamond Drill Hole Locations
N
W
E
S
North Iron Formation
South Iron Formation
Trans America Industries Ltd
Property Boundary
Arbour Lake
Minton Lake
Muskeg Lake
0 0.5 1.0 1.5 2.0 2.5
Kilometres
Lynn lake Greenstone Belt
Fold Axis - Anticline
Fault
Pre 2004 Diamond Drill Hole
2004 Diamond Drill Hole

Figure 3

9.0 GEOLOGICAL SETTING

9.1 Regional Geology

The Paleoproterozoic Lynn Lake greenstone belt comprises a diverse tectonostratigraphy in the form of two east-trending supracrustal belts of metavolcanic rocks and subordinate metasedimentary rocks, collectively assigned to the Wasekwan Group. Both belts are characterized by mafic metavolcanic rocks that represent a wide variety of tectonic affinities, suggesting that the assembly of the greenstone belt involved significant tectonic juxtaposition early in its deformational history. The Lynn Lake greenstone belt has undergone six periods of deformation. Intrusions represent multiple periods of felsic magmatism. Metamorphic grade ranges from middle amphibolite to middle greenschist facies. The Lynn Lake greenstone belt is unconformably overlain by younger sedimentary rocks of the Sickle Group consisting of intermittent basal conglomerate, arkose and greywacke.

The north belt of the Lynn Lake greenstone belt is dominated by a variety of weakly contaminated, submarine, tholeiitic, mafic metavolcanic and metavolcaniclastic rocks that are interpreted to represent an overall north-facing, upright, homoclinal succession. The age of the north belt is ca. 1891-1886 Ma. Included in the north belt is the Agassiz Metallotect, a unique tectonostratigraphic succession consisting of ultramafic flows (picrite), banded oxide-sulphide-silicate-facies iron-formation, and associated clastic sedimentary rocks. The Agassiz Metallotect represents a relatively narrow time stratigraphic-structural unit that has generally persistent strike-continuity along a significant portion (>65 km) of the northern belt.

The south belt of the Lynn Lake greenstone belt is composed of submarine metavolcanic and metavolcaniclastic rocks, with tectonic affinities ranging from tholeiitic to calc-alkaline, and minor amounts of mid-oceanic ridge basalt (MORB) and ocean island basalt (OIB) that contribute to a complex tectonostratigraphy. The southern belt represents a collage of ca. 1990 Ma and ca. 1850 Ma juvenile volcanic rocks.

In the north belt gold has been mined from the shear zone hosted MacLellan Mine and the iron formation hosted Farley Lake Mine. In the south belt gold has been mine from the shear zone hosted Burnt Timber Mine.

9.2 Property Geology

The Property is predominantly underlain by 16 kilometres (strike length) of the northeast trending north belt of the highly foliated, lower amphibolite grade Lynn Lake greenstones, Figure 2. The Agassiz Metallotect occurs within the entire strike length of the greenstones. At the east end of Arbour Lake the greenstones bifurcate into a north section and a south section separated by younger felsic intrusions. From the west boundary of the Property and north of Arbour Lake the north section consists of a steeply dipping, north facing, homoclinal succession of pillowed, pillow breccia and massive high alumina basalt flows, oxide-sulphide-silicate iron formation, intermediate volcanic rocks and derived sediments that contain the Agassiz Metallotect. From the southeast corner of Arbour Lake to the east boundary of the Property the south section contains similar lithologies to the north section but is at least in part south facing.

10.0 DEPOSIT TYPES - GOLD MINERALIZATION

Gold deposit types being explored for include: shear zone hosted gold; gold enriched, sulphidized, banded oxide facies iron formation ("BIF"); and porphyry type gold-copper.

In the north belt both the shear zone hosted MacLellan Mine and the iron formation hosted Farley Lake Mine occur within the Agassiz Metallotect. The Agassiz Metallotect due to both it's unique contrasting rheological properties and reactive chemical compositions is a preferred site for gold deposition. Gold bearing solutions moving through shear zones were trapped in the dilatant zones that formed during D_2 and were scavenged of their gold by a combination of chemical reaction and pressure-temperature change.

The development of large scale shear zones during the major D_2 deformation event about 1,819 Ma is responsible for the shear zone hosted gold mineralization at the Burnt Timber and MacLellan Mines Beaumont-Smith (Manitoba Industry, Trade and Mines, 2002). Peak metamorphism occurs at about 1,814 Ma suggesting gold mineralization formed during prograde metamorphic conditions. A tentative age of 1,818 Ma has been obtained from one sample of granodiorite within the Lynn Lake greenstone belt possibly indicating a coincident period of felsic magmatism.

The geological controls of BIF hosted gold mineralization at the Farley Lake Mine are less certain as the gold mineralizing event appears to be younger then D_2.

In 1973 Cyprus Mining Corporation of Los Angles reported "porphyry type" disseminated gold mineralization within quartz diorite north of Arbour Lake (CAF 93082).

Exploration is being conducted by integrating current regional structural geology interpretations of the Lynn Lake greenstone belt published by Manitoba Industry, Trade and Mines geoscientists with previous exploration data and data from surveys performed by TSA. Surveys performed by TSA include trenching and washing of outcrop in select areas, detailed mapping and sampling of the trenched areas, airborne and ground geophysical surveys and general property reconnaisance. Targets considered to be prospective for gold are diamond drilled.

11.0 MINERALIZATION

Sub-economic levels of gold mineralization occur on the Property. Lack of outcrop and sparse diamond drilling preclude definition of the mineralization with respect to length, width, depth and continuity

11.1 Shear Zone

Shear zone hosted gold mineralization occurs on the western and eastern portions of the Property. On the western portion of the property up to 1.17 g/tonne over narrow intervals (less than 0.50m) occurs in sheared and altered ultramafic rocks (TSA, DDH T-14). Ont the eastern portion of the property narrow intervals (approximately 1.0m) of low levels of gold enrichment up to 390 parts per billion occur in granodiorite (TSA, DDH T-11). Mineralization described as porphyry type below (paragraph 11.3) may be shear zone type.

11.2 BIF

North Iron Formation

The north iron formation underlies the western and central portions of the property over a strike length of approximately 11 kilometres. The iron formation is typically enriched in gold over narrow intervals (0.5m to 5.0m) to several hundred parts per billion with values up to 950 parts per billion (Manitoba Mineral Resources Ltd., DDH 203-16). At the east end of the iron formation, gold values up to 5.1 grams/tonne Au over 1.5 metres (Rock Ore Exploration & Development Ltd., DDH 75-5) are reported.

South Iron Formation

The south iron formation, located on the eastern portion of the property and approximately 2.9 kilometres south of the north iron formation extends for a strike length of approximately 2.7 kilometres. Diamond drilling by TSA in 2004 intersected narrow (generally less than 1.0 metre) intervals of low levels of gold enrichment up to 190 ppb gold.

11.3 Porphyry Type

The ARB 14 and ARB 16 claims are underlain by copper-gold-silver-tungsten mineralization in a silicified and brecciated portion of a small (600 metres by 180 metres) quartz diorite intrusion. Following diamond drilling in 1972 and 1973, Gigantes reported "porphyry type" disseminated gold mineralization in the quartz diorite as follows:

Cancelled Assessment File 93082 *

Drill Hole	From (ft)	To (ft)	Length (ft)	Cu (%)	Au (oz/ton)	Ag (oz/ton)
406-3-72	165	178	13	0.66	0.031	0.37
406-4-72	390	401	11	0.94	0.037	0.56
	401	405	5	Not Sampled		
	405	420	15	0.33	0.13	0.10
406-5-72	820	980	160	0.35	0.015	0.28

* Following a mid 1980's re-examination of the drill core Manitoba Mineral Resources Ltd., reported that the core was not split but rather "representative" samples were selected from each 5 foot interval for assay.

Table 9

12.0 EXPLORATION

12.1 Airborne Geophysical Survey

A total field magnetometer, vertical gradient magnetometer and VLF survey was conducted during the period from July 10th to July 12th, 2003 by Goldak Airborne Surveys, Saskatoon, Saskatchewan on behalf of TSA. The survey was approximately centered 20 kilometres northeast of Lynn Lake, Manitoba.

Aircraft equipment operated included four cesium vapor, digitally compensated magnetometers, a dual-frequency GPS real-time and post-corrected differential positioning system, a VLF receiver, a flight path recovery camera, a VHS video titling and recording system, as well as dual radar and barometric altimeters. All data was recorded digitally in GEDAS binary file format.

Reference ground equipment included a Geometrics G823A cesium vapor magnetometer, a GEM Systems Overhauser Proton magnetometer and a Novatel 12 channel dual-frequency GPS base station.

The initial flight for equipment calibration was made on July 7. Six survey flights were required to complete the data acquisition phase of the project. The survey flights took place between July 10th and July 12th.

Two separate survey areas, named Block A and Block B, were defined for this project. The Block A flight lines were oriented on an azimuth of $146^0/326^0$T (true with respect to UTM North) with control lines at $56^0/236^0$T. The Block B flight lines were oriented at $02^0/182^0$T for traverse lines and $92^0/272^0$T for control lines. A total of 2,538 line kilometers (1938 km Block A, 600 km Block B) were collected and processed.

Both blocks were flown with a traverse line separation of 100 metres and a control line spacing of 1000 metres. Aircraft height was specified at 80 metres above ground.

12.2 Ground Geophysics

In late 2003 and early 2004, ground geophysical surveys were conducted by JVX Ltd., of Toronto, Ontario, on a grid west of Minton Lake and also on a grid south of Arbour Lake. IP/resistivity and magnetic surveys were done over the Minton Lake grid. Horizontal loop EM and magnetic surveys were done over the Arbour Lake grid.

The IP/resistivity survey was done with the Scintrex IPR12 time domain receiver and a pole-dipole combination array (a=100 ft and 200 ft). Total magnetic intensity readings were taken every 25 feet. The HLEM survey was done with an Apex Parametrics I-10 (MaxMin); f = 888 and 3555 Hz, coil separation 200 feet, readings at 100 feet / 50 feet over anomalies.

12.3 Geological Mapping, Core Re-logging and Sampling

During the period from April 1, 2003 to October 31, 2003 construction of access roads, trenching, washing, geological mapping, sampling, re-logging of old drill core and prospecting were conducted on the ARB claims.

An access road from PR 391 to Arbour Lake suitable for travel with all terrain vehicles was constructed in in April and May of 2003

From mid June to the end of October, 2003, trenching, washing, geological mapping, and sampling was performed at 3 trenches. The northern belt of the Lynn Lake greenstone belts is largely covered by thick (up to 30 metres) of glacial deposits and exposed bedrock outcrop in the area is small and lichen covered. Trenching and area stripping with a backhoe and washing with a high pressure water pump were performed to increase the amount of bedrock exposure available for geological mapping and sampling. The trench locations were selected to expose bedrock in areas where previous regional scale geological mapping by the Manitoba government, geophysical surveys and diamond drilling indicate the possible location, on the ARB claims, of the eastward extension of the Agassiz Metallotect and a long linear zone of iron formation. After each of the trenches was cleared of overburden and washed a

base line was positioned and the ends of the base line picketed and located with GPS. A 25 foot grid was laid out using surveyors chains and the geology was mapped by D. A. Baldwin, Phd., P. Geo., P. Eng., at the scale of 1 inch = 10 feet (1:120).

Trench 1. The stripped area is 300 ft x 150 ft. The base line is oriented at 324°.

Trench 2. The stripped area is 270 ft x 90 ft. The base line is oriented at 64°.

Trench 3. The stripped area is 342 ft x 120 ft. The base line is oriented at 344°.

Information regarding the old drill core that was re-logged was obtained from the Manitoba Government library of cancelled assessment files and is reported in Table 10.

Relogged Drill Holes

Hole Number	Drilled By	Year	Cancelled Assessment File
LN1-3	Saskatchewan Mining and Development Corporation	1981	94259
406-1-72	Gigantes Exploration Company	1972	93082
406-12-73	Gigantes Exploration Company	1973	93082
21-1 21-2 21-3	Manitoba Mineral Resources Ltd	1984	92970
75-5 75-6	Rock Ore Exploration and Development Ltd	1976	93082
197-1	Manitoba Mineral Resources Ltd	1984	94447
203-2 203-5 203-6	Manitoba Mineral Resources Ltd	1984	94262
203-16 203-17	Manitoba Mineral Resources Ltd	1985	94232
203-21 203-22 203-23 203-24	Manitoba Mineral Resources Ltd	1986	94355

Table 10

Prospecting activities were principally conducted on the southeast shore of Arbour Lake where a gold occurrence was reported by Ferreira, (1997). The gold occurrence was not located.

13.0 DRILLING

Nineteen NQ size holes (T-1 to T-19) totaling 2,800 metres were drilled on the Property from early March 2004 to late April 2004 (Figure 3). After completion of each hole, drill collars were located using a GPS measuring NAD 83 coordinates. The core was logged, split and stored at the Manitoba Government core library at Eldon Lake, near Lynn Lake Manitoba. No intersections of economic significance were encountered. Intersections (core length) greater than 100 ppb gold are reported in Table 11. True widths and orientation of mineralization are unknown.

14.0 SAMPLING METHOD AND APPROACH

Sample were collected for assay during the summer of 2003 and the winter of 2004. As per industry norms sampling is based on:

1) Rock type
2) Vein type
3) Alteration and/or deformation (style and intensity)
4) Sulphide and/or magnetite abundance and type

Samples correspond to contacts of the geological features listed above except where numerous small (generally less than 10 cm) different geological features occur in which case samples are based on the dominant geological feature.

14.1 Summer of 2003

Samples for gold assay and geochemistry were collected at three trenches, from sulphide bearing drill core that had not been previously sampled and surface exposures on the southeast side of Arbour Lake. Surface grab samples ranging from 2 to 4 kg were collected from the trenches. Drill core was sampled by splitting the core lengthwise and taking continuous samples over the selected. Surface grab samples ranging from 1 to 4 kg were collected on the southeast side of Arbour Lake.

14.2 Winter of 2004

The core for each sample interval was split in half lengthwise using a mechanical splitter. One half of the sample interval was placed in a sample bag with the appropriate sample tag, stapled shut and sent for assay. The remaining half of the sample interval was put back into the core box.

15.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

P. J. Chornoby, P. Geo., the author of this report and consultant to TSA conducted or supervised all of the diamond drilling, sampling, core splitting and sample shipping on behalf of TSA in 2003 and 2004. Samples were shipped by bus from Lynn Lake, Manitoba to Saskatoon, Saskatchewan for analysis.

The samples were submitted to TSL Laboratories Inc., in Saskatoon. TSL Laboratories Inc., is ISO 9001:2000 registered and as a participant in the Proficiency Testing Program for Mineral Analysis Laboratories is holder of the Certificate of Laboratory Proficiency for gold, silver, copper, zinc, lead, nickel, cobalt, palladium and platinum.

Intersections Greater Than 100 PPB - 2004

DDH	From(m)	To(m)	Au (ppb)	Ag (ppm)
T-1	68.72	68.92	130	2.0
	69.19	69.79	150	0.6
T-3	35.81	36.38	170	2.8
	116.20	116.59	190	1.4
T-4	136.09	136.95	110	3.8
T-6	55.88	56.00	140	1.6
T-7	27.25	28.29	210	0.2
	65.68	66.04	130	<0.2
	93.46	94.28	210	0.4
	101.00	101.64	180	0.2
	123.02	123.79	520	0.4
	123.79	124.18	300	0.2
	124.18	124.50	210	<0.2
	121.60	122.05	100	0.6
	147.01	147.39	370	0.2
	177.89	178.07	330	1.4
T-8	45.75	46.93	160	0.2
T-10	102.78	104.27	110	0.4
T-11	66.21	66.73	110	0.4
	158.13	158.70	240	1.6
	167.66	168.67	110	1.6
	168.67	169.90	380	0.4
	169.90	170.62	390	1.0
	170.62	171.81	200	2.0
T-12	44.35	44.73	110	1.2
	56.22	57.09	130	1.8
T-13	63.93	64.23	240	3.2
T-14	86.65	86.93	130	3.0
	93.62	93.85	1170	32.0
	94.15	94.61	640	25.0
	95.44	95.74	130	1.8
T-16	92.74	93.15	190	4.0
	93.15	93.46	340	29.0
T-17	46.22	46.46	840	1.6
	59.63	60.26	100	1.4
	79.49	81.03	160	1.4
	86.00	86.83	120	2.6
	87.50	87.74	140	2.4
T-18	13.20	13.46	650	2.6
T-19	26.36	27.58	535	7.6
	28.71	29.23	525	7.8

Table 11

15.1 Summer of 2003

A total of 121 samples were submitted for gold assay. Samples were crushed to 70% passing 10 mesh and then riffle split to a 250 gram sample size. The 250 gram sample size was pulverized to 95% passing 150 mesh. Gold values were determined using a 30 gram sample of the pulverized material by fire assay techniques with an atomic adsorption finish and are measured in parts per billion. Samples considered anomalously high were rerun by fire assay with a gravimetric finish and are measured in grams per metric tonne. Every 10th sample was duplicate assayed for gold.

Multi-element ICP-AES analysis with an aqua regia digestion were conducted on all of the samples.

15.2 Winter of 2004

A total of 975 samples were selected for gold and silver assay. The drill core was sampled by splitting the core lengthwise and taking continuous samples of the appropriate footage. Samples were crushed to 70% passing 10 mesh and then riffle split to a 250 gram sample size. The 250 gram sample size was pulverized to 90% passing 150 mesh. Gold values were determined using a 30 gram sample of the pulverized material by fire assay techniques with an atomic adsorption finish and are measured in parts per billion. Samples considered anomalously high were rerun by fire assay with a gravimetric finish and are measured in grams per metric tonne. Every 10th sample was duplicate assayed for gold.

Silver values were determined using a 1 gram sample of the pulverized material with an $Hcl\text{-}HNO_3$ digestion and atomic adsorption and are measured in parts per million.

Multi-element ICP-AES analysis with an aqua regia digestion were conducted on 49 of the samples.

It is the authors opinion that the sampling, sample preparation, security and analytical procedures were adequate.

16.0 DATA VERIFICATION

TSA did not undertake any quality control measures to verify the results or the accuracy of the assay results due to the fact that no economically significant mineralization was detected.

17.0 ADJACENT PROPERTIES

Information from adjoining properties is not presented in this report.

18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

There has been no mineral processing and metallurgical testing on any mineralization from the Property.

19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

There are no mineral resource or mineral reserve estimates on the Property.

20.0 OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information on the Property.

21.0 INTERPRETATION AND CONCLUSIONS

The Property is predominantly underlain by the north belt Lynn Lake greenstone belt including the lithologies associated with the Agassiz Metallotect that due to their chemical and rheological characteristics are considered important for the deposition of gold. The north belt has undergone 6 periods of deformation. At the MacLellan mine, gold was deposited in ductile shear zones developed in ultramafic lavas and clastic sediments of the Agassiz Metallotect during the second period (D_2) of deformation. At the Farley Lake mine, gold was deposited in magnetite iron formation of the Agassiz Metallotect within brittle fractures that are younger than D_2 indicating that there may be more than one gold mineralizing event.

Exploration by TSA in 2003 and 2004confirmed that the bedrock geology of the Property is favourable for the deposition of gold. Numerous low grade and narrow intersection of gold mineralization indicate that gold mineralizing processes were active on the Property. Large portions of the Property have not been adequately explored for gold.

22.0 RECOMMENDATIONS

A three phase exploration program spanning 18 months is recommended to continue gold exploration on the Property. Phase 1 is winter work consisting of line cutting and ground geophysical surveys to locate and better define airborne geophysical features. Phase 2 is summer work predominantly geological reconnaissance, prospecting and geophysical surveys to ground truth anomalies detected in Phase 1 and better resolve geological complexities in areas of known gold mineralization. Phase 3 is winter work comprising diamond drilling of selected targets.

1) Ground geophysical surveys and geological reconnaissance are recommended in two areas to examine weak airborne electromagnetic conductors.

i)West of the Hughes River on claims Arb 20, Arb 21, Arb 22 and Arb 4477 two east-west trending bands of weak electromagnetic conductors each about 1,200 metres long and separated by about 750 metres were detected by a Questor Mark VI Input Survey in 1976. Geological mapping by Manitoba Government geologists in 1980 indicates that the electromagnetic conductors occur north of a large quartz-diorite intrusion in close proximity to the axial trace of a syncline fold within metasediments of the Lynn Lake Greenstone Belt.

Phase 1 (winter): linecutting, magnetometer, horizontal loop electromagnetic surveys	***$50,000.00***
Phase 2 (summer): geological reconnaissance/prospecting	***$11,500.00***

ii) North of Arbour Lake and east of Desieyes Lake on claims Arb 15 and Arb 17 an east-west trending band of weak electromagnetic conductors about 1,100 metres long was detected by a Questor Mark VI Input Survey in 1976. Geological mapping by Manitoba Government geologists in 1980 indicates that the electromagnetic conductors occur in mafic and intermediate volcanic rocks and amphibolite of the

Lynn Lake Greenstone Belt.

Phase 1 (winter): linecutting, magnetometer, horizontal loop electromagnetic surveys	***$27,000.00***
Phase 2 (summer): geological reconnaissance/prospecting	***$ 8,500.00***

2) Ground geophysical surveys and geological reconnaissance are recommended north of Arbour Lake on claims Arb 14, Arb 16 and Arb 17 where gold occurs in oxide facies iron formation and in quartz-diorite possibly within shears.

Phase 1 (winter): linecutting, magnetometer survey	***$35,500.00***
Phase 2 (summer): geological reconnaissance/prospecting	***$60,000.00***
IP survey	***$90,000.00***

3) Phase 3 consists of diamond drilling will be conducted in the 2nd winter of work. It is expected that 20 holes totaling 4,500 metres of drilling will be required to test the targets identified in Phase 1 and Phase 2. ***$675,000.00***

The total cost of the proposed work is: ***$957,000.00***


PROVINCE OF MANITOBA
P. J.
CHORNOBY
REGISTERED PROFESSIONAL GEOSCIENTIST

23.0 REFERENCES

Cancelled assessment files used in compiling this report are cited in the body of the report.

Beaumont-Smith, C.J. 2000: Controls on gold mineralization associated with the Johnson Shear Zone and Agassiz Metallotect, Lynn Lake greenstone belt : summary of current activities (parts of NTS 64C/10, /11, /12, /14, /15, /16); in Report of Activities 2000, Manitoba Industry, Trade and Mines, Manitoba Geological Survey, p. 49-50.

Beaumont-Smith, C.J., Lentz, D.R., Tweed, E.A. 2000: Structural analysis and gold metallogeny of the Farley Lake Gold deposit, Lynn Lake greenstone belt (NTS 64C/16); in Report of Activities 2000, Manitoba Industry, Trade and Mines, Manitoba Geological Survey, p. 73-81.

Beaumont-Smith, C.J., Böhm, C. 2002: Structural analysis and geochronological studies in the Lynn Lake greenstone belt and its gold-bearing shear zones (NTS 64C10, 11, 12, 14, 15 and 16), Manitoba; in Report of Activities 2002, Manitoba Industry, Trade and Mines, Manitoba Geological Survey, p. 159-170.

Fedikow, M.A.F. 1983: Geological and geochemical studies at the Agassiz Au-Ag deposit, Lynn Lake, Manitoba; in Report of Field Activities 1983, Manitoba Department of Energy and Mines, Mineral Resources Division, p. 94-97.

Fedikow, M.A.F. 1986: Geology of the Agassiz stratabound Au-Ag deposit, Lynn Lake, Manitoba; Manitoba Energy and Mines, Geological Services, Open File Report 85-5, 80 p.

Fedikow, M.A.F., Baldwin, D.A., Taylor, C. 1986: Gold mineralization associated with the Agassiz metallotect and the Johnson shear zone, Lynn Lake greenstone belt, Manitoba; in Gold in the Western Shield Symposium, ed(s). L.A. Clark; Canadian Institute of Mining and Metallurgy, Special Volume v. 38, p. 361-377.

Fedikow, M.A.F., Parbery, D., Ferreira, K.J. 1990: Agassiz metallotect - a regional metallogenetic concept, Lynn Lake area; Manitoba Energy and Mines, Geological Services, Mineral Deposit Thematic Map, Map 89-1, 1 map. Scale 1:50_000.

Ferreira, K. J., Baldwin, D. A. 1997: Mineral Deposits and Occurrences in the Cockeram Lake Area, NTS 64C/15, Manitoba Energy and Mines, Geological Services, Mineral Deposit Series Report No. 8.

Ma, G., Beaumont-Smith, C.J., Lentz, D.R. 2000: Preliminary structural analysis of the Agassiz Metallotect near the Maclellan and Dot Lake gold deposits Lynn Lake greenstone belt (parts of NTS 64C/14, /15); in Report of Activities 2000, Manitoba Industry, Trade and Mines, Manitoba Geological Survey, p. 51-56.

Ma, G., Beaumont-Smith, C.J. 2001: Stratigraphic and structural mapping of the Agassiz Metallotect near Lynn Lake, Lynn Lake greenstone belt (parts of NTS 64C/14, /15); in Report of Activities 2001, Manitoba Industry, Trade and Mines, Manitoba Geological Survey, p. 86-93.

***P. J. Chornoby* P. Geo**
Mineral Resource Geologist

CERTIFICATE

I, P. J. Chornoby, residing in Dugald, Manitoba do hereby certify that;

1 I have been a practicing mine and exploration geologist for 30 years.

2. I am and have been a consulting geologist and the principal of a geological consulting practice since 1991.

3. I am registered with the Association of Professional Engineers and Geoscientists of Manitoba as a professional geoscientist.

4. I am a qualified person as per the requirements of National Instrument 43-101, and I am the author of the entire report contained herein.

5. I have read National Instrument 43-101 and prepared this report in compliance with 43-101F1.

6. I have no interest in the Property nor do I expect to receive any interest, direct or indirect in Trans America Industries Limited.

7. I consent to and authorize the use of the attached report and my name in a statement of material facts, a prospectus and other public documents by Trans America Industries Limited.


PROVINCE OF MANITOBA
REGISTERED PROFESSIONAL GEOSCIENTIST
Nov 15/04
P. J.
CHORNOBY

P. J. Chornoby, P. Geo.

TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Telephone: (604) 688-8042 Fax: (604) 689-8032

TSX VENTURE: TSA

PRESS RELEASE

December 7, 2004

Trans America forms taskforce to pursue Canadian acquisitions

The Company is pleased to announce that it has established a special taskforce and an incentive program to facilitate an acquisition in the North American minerals industry.

According to Trans America President John K. Campbell, "a number of potential acquisition targets have been identified that meet our investment criteria and we will be completing our due diligence on these over the next few months."

The special taskforce established by the Board of Directors includes John Campbell, William Meyer, and an independent consultant, Hiroshi Ogata, a Vancouver businessman.

Mr. Meyer has been a director of the Company since 1999 and was previously president of Teck Explorations Ltd. He currently serves as Chairman of Minco Mining Ltd., a key player in China's minerals exploration sector.

Mr. Ogata holds a law degree from Tokyo University and first came to Canada as manager of Nippon Mining Company where his duties included metal buying and mine finance. When Nippon closed its Canadian office, he remained in Canada and operated a number of successful junior resource companies.

"We are looking for projects in North America that will enable us to leverage our strong working capital position and our Board experience," said Campbell, who noted the Company is also evaluating exploration opportunities in Asia as well.

Mr. Ogata has been granted a 200,000 share stock option over five years at $0.35 each while Mr. Meyer's existing stock option has been increased to 200,000 shares at an exercise price of $0.35 each.

TRANS AMERICA INDUSTRIES LD.,

Per: "John K. Campbell"
John K. Campbell
President

The TSX Venture Exchange has not reviewed or does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

For further information please refer to web sites: Trans America www.Sedar.com and www.trans-america.ca